Salon City, Inc.
P.O. Box 2385
Beverly Hills, CA  90213
Phone: 310-358-9017
Fax: 310-358-9015
www.saloncity.com

September 10, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

ATTN:    Amanda McManus, Branch Chief - Legal

Re:       Salon City, Inc.
Form 10-SB, Filed July 16, 2007,
Amended September 10, 2007
File Number:  000-52729

Gentlemen:

Thank you for your comment letter dated August 10, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 1 to Form 10-SB/A (the “Form 10-SB/A”) of Salon City, Inc. (“Salon City”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

General

1.
Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate.  For example, your relationship with “top distributors in the world” on page 4, your mention of “web fans” on page 4, your reference to “successful competitive strategies” in a risk factor on page 5, that Mr. Casciola opened two “successful” salons on page 11 and wrote columns that have appeared in “influential” magazines on page 12.  These are meant as examples and are not all-inclusive.

Response 1:	We revised our Form 10-SB/A to remove marketing language throughout the registration statement.

Description of Business

2.
Please significantly revise this section to provide more detail and clarity in regards to all material aspects of you business, including a summary of how you generate revenue for each product or service you offer.  Please note, while it is appropriate to discuss your aspirations as a business, this should be preceded by a robust description of your current business as it is today.  Accordingly, your discussion should focus first on a description of your magazine business, which appears to be your primary generator of current revenue.  In addition, with respect to any future or anticipated business plans, describe what stage of development you are at for each product or service you intend to offer, the steps you have taken to date to implement your plans, their timeline and anticipated costs, and how you intend to fund them.  Please also revise to include your revenues and net profit or loss for the last audited period and interim stub and to disclose the going concern opinion of your certified public accountant.  Refer to Section 101 of Regulation S-B.

Response 2:
The Description of Business section was revised to provide more detail and clarity with regard to the material aspects of our business.  The section now includes a description of the stage of development for each of our products, services or initiatives, steps taken to date to implement these plans, their timeline and anticipated costs, and how we intend to fund them.   We added a subsection entitled "Going Concern Opinion" to Description of Business to include our revenues and net profit or loss from our interim financials for the six months ended June 30, 2007 as well as for the last audited period.  The subsection also discloses the going concern opinion of our certified public accountant.

3.	Discuss in greater detail your distribution agreements with Time Warner Retail and Kable Distribution News and file them as exhibits if material.

Response 3:
A section entitled Distribution Agreements was added to briefly discuss the distribution agreements with Time Warner Retail and Kable Distribution News and to explain that, "we cannot reveal the terms of these agreements because of the confidentiality/non-disclosure clause contained in both agreements."  Copies of the agreements are included with the clean and marked copies of our Form 10-SB/A sent to the Staff by overnight courier.

4.	Please provide us with backup supporting the following assertions or revise to remove:
∙ Page 3: “We have built a globally respected brand associated with a positive, balanced lifestyle vision for both the beauty industry and public.”
∙ Page 4: Members of our media artists group “are all talented communicators.”
∙ Page 4: “We will develop marketing and distribution partnerships with many new products seeking our brand support.”

Response 4:	The text quoted above was revised as follows:

            "We are trying to build a globally respected brand…"
"These members are selected for their ability to communicate well…"
"...Salon City will be looking to develop strategic marketing partnerships with companies that manufacture products…"

Competition

5.
Please significantly expand upon your disclosure to provide more detail regarding the competition you face.  Please discuss the competition you face with each of your business models or concepts.  Also, explain how the “trustworthy advice” of your distributors relates to the basis upon which you compete.  See Item 101(b)(4) of Regulation S-B.

Response 5:
The competition section was completely revised and the reference to "trustworthy advice" was removed.  The new text includes expanded disclosure detailing the competition we face.  Since Salon City magazine is our only business model or concept that is not in the development stage, competition in the beauty and fashion magazine business is the only one discussed.

Risk Factors

6.
Please add a risk factor to discuss the business initiatives that are in the development stage and the risks inherent in early stage initiatives.  Also discuss the risks that stem from your pursuing multiple initiatives simultaneously.

Response 6:
A risk factor entitled "We have several business initiatives that are in the development stage, which, if unsuccessful, could result in loss of profit" was added to discuss the risks of business initiatives that are in the development stage and risks from pursuing multiple initiatives simultaneously.

7.
Please add a risk factor to disclose the fact that your stock is a penny stock and discuss the limitations and risks associated with being a penny stock.  Refer to Exchange Act Rules 15g-1 through 15g-9.

Response 7:	As requested, a risk factor discussing the limitations and risks associated with being a penny stock, and disclosing the fact that our stock is considered a penny stock, was added.

8.	Please add a risk factor discussing the limited liquidity of your stock.

Response 8:	We added the requested risk factor discussing the limited liquidity of our stock.

Lack of Adequate Capitalization

9.
Please expand this risk factor to quantify, to the extent practicable, how much near-term capital is needed.  Also, disclose here how long you can continue without raising additional capital, and disclose the going-concern opinion of your certified public accountant.

Response 9:
Pursuant to your request, the risk factor was expanded to disclose how much near-term capital is needed and how long we can continue without raising additional capital.  We added a separate risk factor disclosing the going-concern opinion of our certified public accountant.

Undeveloped Sources of Revenue

10.	Expand your disclosure to detail each of your plans to develop additional sources of revenue, and disclose your expected time for their implementation.

Response 10:	The risk factor was deleted.

Management’s Discussion and Analysis or Plan of Operation

11.
Please substantially revise this section to provide more detail and clarity.  Note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management.  MD&A is not meant to include disclosure that is more appropriately located in the business section.  As such, please revise your disclosure to limit the amount of business background or aspirations, and provide management’s perspective and analysis of the numbers that have changed materially in the financial statement.  Refer to SEC Release No. 33-8350 dated December 19, 2003.  Include in your disclosure the business reasons underlying changes between periods and discuss any material trends.  In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business.  See Item 303(a)(1)(i) of Regulation S-B.

Response 11:
We revised the MD&A section to delete the business background and to provide management's perspective and analysis of the numbers that have changed materially in the financial statements. Both Liquidity and Capital Resources subsections under Results of Operations now contain a discussion of how long we can continue to satisfy our cash requirements before we will need additional funding to sustain our business.

12.
Your disclosure here and in the notes to the audited financial statements is extremely unclear.  We note a sole proprietorship launched in the fall of 1995 identified as SC Communications.  We note a second sole proprietorship launched in 1998 identified as Salon City Press Club.  We note that production began in 2000 for the SunFun Beauty Festival and publication began in 2001 for the Salon City Star Magazine.  It is not clear, however, which of these businesses is fully owned and operated by the registrant Salon City, Inc.  If these businesses are part of Salon City, Inc., please significantly expand your disclosure to clearly and fully explain how and when each business was contributed to Salon City, Inc.

Response 12:
A paragraph was added to the introductory text of the MD&A section explaining that SC Communications is a sole proprietorship whose principal asset is the Salon City registered trademark, which is licensed to Salon City, Inc.  It further explains that, "SC Communications is pursuing registrations of the following intellectual property in the form of names: Beautymaker, Celebeauty, SunFun, Media Artist Group, Salon City Press Club and Salon City Network…"

Revenue

13.	Please revise your disclosure to separately discuss each source of revenue.

Response 13:	We revised both Revenue sections to separately discuss each source of revenue.

14.	With the exception of the first paragraph, please remove each paragraph under this section as none of the paragraphs are relevant to your discussion of revenue.

Response 14:	As requested, we deleted all but the first paragraph under the Revenue section in Results of Operations for the six months ended June 30, 2007.

Expenses

15.
Please expand your discussion about the key factors that influenced 2007’s Q1 performance.  For example, we note that one of the key factors influencing performance in 2007 is the fall-out effect from the September to December failure of Fountain Capital Fund to perform their agreement.  Please disclose the nature of this agreement and how it impacted your performance.  Also, define what you mean by the term “green light.”  In addition, please disclose why professional advertisers were “unable” to advertise.  Specify the promotional and marketing costs associated with the launch of the new magazine.

Response 15:
The terms "fall-out effect," "green light," or "unable to advertise" were removed from the text describing the key factors that influenced 2007's first and second quarter performance.  The rewritten text now discloses that our performance was impacted by the following key factors:  1) Fountain Capital Fund's failure to perform on their agreement (the nature of the agreement is also briefly discussed); 2) the significant increase in startup costs to launch the new consumer Salon City magazine; 3) marketing and promotional costs to launch the multimedia platform of print, online, webisodes and events; 4) the temporary loss of advertising revenue from advertisers who could not place professional-only trade show and product ads in a consumer magazine; and 5) the delay in derived revenue due to the transition of the last issue of the professional publication in December 2006 and the consumer publication in March 2007.

16.	We note a number of references to distributors. Please separately quantify the amount paid to distributors for each period presented.

Response 16:
The references to distributors in the MD&A section were removed because these distributors are part of the Salon City Distribution Partners, which is still in the development phase, and were not paid to distribute Salon City Star magazine.

Net Loss

17.	Please disclose the kind of services rendered to you by consultants in exchange for the $1,969,228 common stock issued in 2006.

Response 17:	The Net Loss subsection was revised to disclose the type of services rendered by consultants in exchange for $1,969,229 worth of common stock in 2006.

Security Ownership of Certain Beneficial Owners and Management

18.	Please clarify why the nature of Ms. Casciola’s ownership is reflected as indirect on the beneficial owner table but direct on the directors and officers table and revise if necessary.

Response 18:
The indirect ownership of Annie Casciola's shares shown in the beneficial owners table was a typographical error and was corrected to reflect direct ownership, as shown in the directors and officers table.

19.
Tell us why the number of shares owned by Mr. Casciola is lower here than the amount issued to him in 2005 according to the recent sales of unregistered securities section on page 15 and reconcile if necessary.

Response 19:
The amount of shares currently owned by Mr. Casciola is lower than the amount originally issued to him in 2005 because he sold 200,000 shares of his restricted stock to one individual pursuant to a private replacement agreement dated May 26, 2006, returned 12,156,400 shares to the company on June 28, 2007 in repayment of a loan, has approximately 8.9 million shares being held in two different brokerage accounts, and has sold, under Rule 144, approximately 15 million shares of his stock in order to be able to loan some of the proceeds back to the company when necessary.

Certain Relationships and Related Transactions

20.	Please disclose the date in 2007 when the 12,156,400 shares were received by you as full repayment of the $243,123 borrowed.

Response 20:	As requested, the disclosure was revised to show that the 12,156,400 shares were received by Salon City on June 28, 2007.

Description of Securities

21.	Please clarify how many shares of your outstanding common stock are freely tradable, and tell us the basis upon which these shares are freely tradable.

Response 21:	We added a paragraph under the Common Stock description that clarifies how many shares of our outstanding common stock are freely tradable and the basis upon which these shares are freely tradable.

Part II

Market Price

22.	Please revise the low share price for the period 9/30/2006 or clarify.

Response 22:
In the market price table in our original 10-SB filing, the high and low share prices were inadvertently reversed.  The table was revised and now shows the correct high and low share prices for each period shown.

Recent Sales of Unregistered Securities

23.
For securities sold other than for cash, please describe the type and amount of consideration received by you.  For example, disclose the consideration received for the shares issued on March 15, 2005 and October 17, 2006 or revise to clarify that these securities were sold for cash.  Also, clarify the amount of shares issued on February 14, 2006.  Refer to Item 701 of Regulation S-B.

Response 23:
As requested, for securities sold other than for cash, we revised the text to describe the type and amount of consideration received by us.  In particular, for the shares issued on March 15, 2005, we disclose that the shares were issued for barter credits with an approximate value of $107,511 and that the shares issued on October 17, 2007 were for consulting services rendered and valued at the estimated value for the services received, $80,803 or $.10 per share.  The typographical error on the amount of shares issued on February 14, 2006 was corrected and now indicates that 3,125,000 million shares were issued to Alvin Mirman.

Interim Financial Statements
Balance Sheet

24.
Please explain to us the reason for the significant increase in accounts receivable during 2007.  As part of your analysis, tell us the credit terms you extend to your customers.  In addition, tell us the amount of accounts receivable that have been subsequently collected in cash.  For all amounts not subsequently collected in cash, explain to us the basis for you assuming collectibility.

Response 24:
Updated interim financial statements for the period ended June 30, 2007 are now included in our 10-SB amendment and show that we had a slight decrease in accounts receivable for the period.  We added a paragraph to the Liquidity and Capital Resources section explaining the reason for the decrease in accounts receivable, the amount of accounts receivable that were subsequently collected and the credit terms we extend to our customers.

25.	We note $52,785 recorded as deferred revenue as of December 31, 2006. Please explain to us why there were no amounts recorded as deferred revenue as of March 31, 2007.

Response 25:
Although there was an error in our March 31, 2007 financials in that no amounts were recorded as deferred revenue, this has been corrected with the inclusion of our interim financial statements for the period ended June 30, 2007.

Statement of Stockholders’ Equity (Deficit) for the Year ended December 31, 2006

26.
We note that a stock subscription receivable was recorded during the year ended December 31, 2005, and then was reversed in the year ended December 31, 2006 and labeled “uncollectible.”  We also note that the receivable is now recorded on the interim balance sheet as of March 31, 2007.  Please explain to us the details of these transactions including the basis for the amount recorded at each balance sheet date stated above.

Response 26:	These errors were corrected in our June 30, 2007 interim financials, which are included in our Amendment No. 1 to Form 10-SB filing.

Statements of Cash Flows for the years ended December 31, 2006 and 2005

27.	Please provide a statement of cash flows for the years ended December 31, 2006 and 2005 as required by Item 3-10(a) of Regulation S-B.

Response 27:
The statement of cash flows for the years ended December 31, 2006 and 2005 was inadvertently omitted when our initial 10-SB filing was EDGARized.  Our Amendment No. 1 to Form 10-SB filing contains the missing statement of cash flows, as requested.

Note 1: Summary of Significant Accounting Policies
Revenue Recognition

28.
Please provide a revenue recognition policy for each source of revenue as it appears that you derive revenue from a number of different products and services.  In addition, please ensure that your accounting policy is meaningful, enlightening, and in conformity with SAB Topic 13.B.  For example, you state that advertising services are earned and measurable upon completed performance.  However it is unclear how and when performance becomes complete.

Response 28:
The revenue recognition section of Note 1 to our audited financials was revised to provide a revenue recognition policy for each source of revenue and to clarify how and when performance becomes complete.

29.
We note that your website offers monthly and annual membership packages with various features including magazine subscription, advertising, attendance to events, etc.  Discuss both how you recognize revenue upon the sale of these packages and how your accounting is in compliance with EITF 00-21.

Response 29:
Although our current website does offer monthly and annual memberships with various features and subscriptions to our magazine, we have not sold any memberships or subscriptions from the period of inception, January 4, 2005, through our current quarter ended June 30, 2007.

Rent Expense

30.
We note that office space has been provided to the company by the President free of charge and that you believe the effect of recognizing such rent expense is immaterial to the financial statements.  As all costs of doing business should be recorded in the financial statements pursuant to SAB Topic 1: B, we believe that this expense should be recorded in your financial statements.  Please revise.

Response 30:	The financial statements and notes were revised as requested. They now take into account the office space provided to us free of charge.

Note 6: Segment Reporting

31.
We note that Salon City Magazine is currently sold in 30 countries worldwide.  Please disclose revenues from external customers attributed to the United States and attributed to all foreign countries in accordance with paragraph 38 of SFAS 131.

Response 31:
Salon City magazine was not sold in foreign countries until March 2007, when it came out with its first "consumer only" issue; therefore, all revenues for the years ended December 31, 2006 and 2005 were from external customers in the United States only.

32.	Please provide the disclosure required by paragraph 37 of SFAS 131 for each of your products and services.

Response 32:	Pursuant to your request, our auditor amended Note 6 to the audited financial statements to include the disclosure for each of our products and services required by paragraph 37 of SFAS 131.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Steven G. Casciola
Steven G. Casciola
CEO